SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For September 20, 2002

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

(Exact name of registrant as specified in its charter)

Energy Company of Minas Gerais

(Translation of registrant's name into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

This report on Form 6-K contains 5 pages, including exhibits. See exhibit index on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

By: ______________________
Name: Cristiano Corrêa de Barros
Title: Chief Financial Officer

Date: September 25, 2002

EXHIBIT INDEX

Exhibit	Description of Exhibit	Sequentially Numbered Page
1.	Notice to Shareholders, dated August 20, 2002.	4

Exhibit 1

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

NOTICE TO SHAREHOLDERS

CEMIG's shareholders are hereby notified that the interest on capital approved on December 26, 2001 and the dividend approved on April 30, 2002 will be paid on September 30, 2002.

- Interest on capital. At CEMIG's Board of Directors' meeting held on December 26, 2001, the payment of interest on capital in the aggregate amount of R$103,000,000.00 (one hundred and three million *reais*), which corresponds to R$0.64807706980439 per lot of one thousand shares, was approved. Shareholders whose names appear in CEMIG's Nominative Shares Registration Book as of December 27, 2001 will be entitled to this payment.

- Dividend. At the Annual General and Extraordinary Shareholders' Meetings, held concurrently on April 30, 2002, the payment of a dividend in the aggregate amount of R$ 111,649,325.00 (one hundred and eleven million, six hundred and forty nine thousand, three hundred and twenty-five *reais*), which corresponds to R$0.70249871254 per lot of one thousand shares, was approved. Shareholders whose names appear in CEMIG's Nominative Shares Registration Book as of April 30, 2002 will be entitled to the payment of this dividend.

The payments referred to above shall be made automatically to all shareholders for whom updated information is on file with Banco Itaú S.A., the registrar for CEMIG's common and preferred shares. All other shareholders should contact the shareholder services department at one of the following Banco Itaú S.A. branches:

Belo Horizonte (MG)	Av. João Pinheiro, 195 – térreo
São Paulo (SP)	Rua XV de Novembro, 318 – térreo
Rio de Janeiro (RJ)	Rua Sete de Setembro, 99 – subsolo
Porto Alegre (RS)	Rua Sete de Setembro, 746 – sobre loja
Curitiba (PR)	Rua João Negrão, 65
Brasília (DF)	SCS Quadra 3, Ed. Dona Ângela – sobre loja
Salvador (BA)	Av. Estados Unidos, 50 – 2º andar Ed. Sesquicentenário

Shareholders holding bearer shares should present their share certificates for conversion into nominative shares at any Banco Itaú S.A. branches.

Belo Horizonte, Brazil
August 20, 2002

Cristiano Corrêa de Barros
Investor Relations Executive Officer

Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.